SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                       ---------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of: January 2003

                        Commission File Number: 000-28882

                             World Heart Corporation
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               (Exact name of registrant as specified in charter)

                                       N/A
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                 (Translation of registrant's name into English)

                                     Ontario
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                         (Jurisdiction of organization)

                   1 Laser Street, Ottawa, Ontario K2E 7V1
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                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F X   Form 40-F
                                       ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes     No X
                                      ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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This Form 6-K consists of the following:

1. Press release of World Heart Corporation (the "Company"), dated January 14, 2003, announcing approval from the United States Food and Drug Administration for an ePTFE inflow conduit as a component of the Company's Novacor(R) LVAS (left ventricular assist system).

News Release

For immediate release


                 FDA APPROVES WorldHeart'S ePTFE inflow conduit
                        for use with the Novacor(R)LVAS

OAKLAND, CA. - January 14, 2003 (OTCBB: WHRTF, TSE: WHT) -World Heart Corporation (WorldHeart) has received approval from the U.S. Food and Drug Administration (FDA) for an ePTFE inflow conduit as a component of its Novacor(R)LVAS (left ventricular assist system).

The inflow conduit carries blood from the natural heart to the Novacor(R) LVAS, which then pumps the blood into the aorta to assist a failing heart. The conduit, which was developed by WorldHeart, utilizes expanded polytetrafluoroethylene (ePTFE) graft material, and was previously approved for commercial use in the European Union. The FDA has requested that WorldHeart submit a report documenting the results of the first 20 U.S. implants post approval.

An ePTFE conduit has been implanted with the Novacor(R) LVAS to support 86 patients in Europe and Canada. Clinical results have been highly satisfactory, including a stroke rate reduction to single digits. "The response of clinicians who have implanted Novacor with the ePTFE conduit has been very positive, resulting in a significantly increased implant rate in Europe during the past six months," said Rod Bryden, President and CEO. "We have been anxiously awaiting FDA approval to allow us to provide this choice to clinicians and patients in the United States," he said.

Novacor(R) LVAS is an electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. It is commercially approved as a bridge to transplantation in the U.S. and Canada. On November 22, 2002, the FDA filed WorldHeart's Premarket Approval (PMA) Supplement seeking destination-therapy indication for its Novacor(R) LVAS.

In Europe, the Novacor(R) LVAS device has unrestricted approval for use as a bridge to transplantation, an alternative to transplantation and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is currently commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.





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Worldwide, the Novacor(R) LVAS has been implanted in more than 1400 patients.
More than 90% of these patients were awaiting heart transplantation. No deaths have been attributed to device failure, an unmatched record. More than 300 recipients have been supported by the Novacor LVAS for greater than 6 months. Within that total, 119 recipients have been supported for more than one year, 26 recipients for more than two years, 10 recipients for more than three years, and 3 recipients for more than four years - statistics unmatched by any other implanted mechanical circulatory support device on the market.

World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS (Left Ventricular Assist System) is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars.




For more information, please contact:

Michelle Banning
Manager, Corporate Communications
(510) 563-4995, or
(613) 226-4278, ext: 2995
michelle.banning@worldheart.com








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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           World Heart Corporation


Date: January 14, 2003                     By:  /s/ Ian Malone
                                              ------------------------------
                                              Name:   Ian Malone
                                              Title:  Vice President Finance and
                                                      Chief Financial Officer